Exhibit 21.1

Subsidiaries of Eargo, Inc.

The registrant’s subsidiaries and affiliates as of December 31, 2022 are included in the list below.

Legal Name of Subsidiary	Jurisdiction of Organization
Eargo Hearing, Inc.	California
Eargo Screening, LLC	Delaware